Exhibit 99.1

MOBIFON HOLDINGS B.V.

Operating and Financial Review and Prospects for the quarter and the year ended December 31, 2004

All amounts are in US$ unless otherwise stated

This Operating and Financial Review and Prospects should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. ("Holdings" or the "Company") for the three month and twelve months ended December 31, 2004 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

Holdings is a provider of GSM wireless telecommunication services in Romania through its subsidiary MobiFon S.A. ("MobiFon"). The Company is a subsidiary of Telesystem International Wireless Inc. ("TIW").

MobiFon added 540,567 net subscribers for the fourth quarter for a total of 4,910,312, compared to net additions of 494,961 in the fourth quarter of 2003 and total subscribers of 3,457,042 at the end of the same 2003 period. This represents an increase of 42.0% in total number of subscribers over the last 12 months. Connex's subscriber growth for the last quarter of 2004 was an all-time record for the Company. As of December 31, 2004, we estimate that MobiFon had a 48.0% share of the cellular market in Romania. Connex's net postpaid subscriber additions during the period represented 40.9% of its overall subscriber additions, a very positive result especially for this period of the year. As of December 31, 2004, postpaid subscribers accounted for 34.3% of MobiFon's total subscriber base as compared to 33.5% at the end of last quarter and 37.4% at the end of the fourth quarter of 2003.

The Romanian mobile market continued to show significant growth. During the past 12 months, we estimate cellular telephony market penetration in Romania increased to 47% from 33% at the end of 2003.

Non GAAP measures and operating data (unaudited)

We believe that OIBDA, referred to by some other telecommunication operators as EBITDA, provides useful information to investors because it is an indicator of the strength and performance for our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for, analysis of our results of operations, including our cash flows, as reported under GAAP. Some of the limitations of OIBDA as a measure are:

- It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
- It does not reflect changes in, or cash requirements for, our working capital needs;
- It does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;
- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and OIBDA does not reflect any cash requirements for such replacements;
- It does not reflect foreign exchange gains or losses; and
- Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We believe that average revenue per user ("ARPU") provides useful information concerning the appeal of our rate plans and service offerings and our performance in attracting and retaining high value customers. ARPU excludes equipment revenues, revenues from other wireless networks' customers roaming on our network and miscellaneous revenues. OIBDA and ARPU should not be considered in isolation or as alternative measures of performance under GAAP. Average number of subscribers for the period is calculated as the average of each month's average number of subscribers.

The following table provides a reconciliation between OIBDA and net income:

(In thousands of U.S.$)	Three months ended December 31,		Twelve months ended December 31,	
	2004	2003	2004	2003
Net Income	778	6,833	12,872	27,041
Income taxes	18,892	14,125	63,147	49,910
Minority interests	6,417	9,744	49,225	42,155
Gain on disposal of investment	-	-	-	(19,821)
Foreign exchange (gain) loss	(271)	(1,663)	312	(2,747)
Income tax benefit sold to parent	(8,550)	(16,987)	(27,792)	(16,987)
Interest expense, net	35,948	28,939	127,849	91,121
Depreciation and amortization	31,611	26,538	118,904	110,458
OIBDA	**84,825**	67,529	**344,517**	281,130

The following table provides a reconciliation between service revenues and ARPU:

	MobiFon			
	Three months ended December 31,		Twelve months ended December 31,	
	2004	2003	2004	2003
Service revenues for the periods (in $ thousands)	192,929	145,146	686,283	529,520
Average number of subscribers for the period (in millions)	4.64	3.21	4.05	2.84
Average monthly service revenue per subscriber for the period (in $)	13.86	15.07	14.13	15.52
Less: impact of excluding in roaming and miscellaneous revenue	(1.11)	(1.13)	(1.17)	(1.17)
ARPU	12.75	13.94	12.96	14.35

Three months and year ended December 31, 2004 compared to the three months and year ended December 31, 2003

Service revenues reached $192.9 million compared to $145.1 million for the fourth quarter of 2003. This record $47.8 million increase in service revenues translated into a 32.9% year over year growth rate. This growth was largely attributable to a 44.6% increase in average number of subscribers partly offset by a decline in average revenue per user.

The monthly average revenue per user ("ARPU") for the fourth quarter was $12.75 compared to $13.94 for the same period of last year, with the decrease being primarily the result of the addition of more than 1.4 million subscribers during the last 12 months, more than 0.5 million of which were added during the last three months, with a lower usage profile compared to the existing average subscriber base.

Cost of services as a percent of service revenue increased to 21.8% from 20.7% in the fourth quarter of 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee, $1.8 million of which was booked during the fourth quarter of 2004.

Equipment revenues rose to $10.2 million for the three months ended December 31, 2004 compared to $8.4 million for the same period in 2003 as a result of subscriber growth. Cost of equipment correspondingly rose to $23.3 million from $20.2 million for the three months ended December 31, 2004 and December 31, 2003 respectively. Included in the cost of equipment are costs of handsets and accessories sold, including subsidized handsets, as well as the costs of SIM cards, the majority of which are provided to new subscribers as part of the cost of acquiring such new subscribers.

Selling, general and administrative expenses increased from 24.7% of service revenues for the three months ended December 31, 2003 to 27.4% for the latest three month period primarily due to higher selling and marketing expenses as a percentage of service revenue. This increase was triggered by greater customer acquisition activity during the quarter and a higher emphasis on advertising and commissioning as opposed to equipment subsidies compared to the same quarter in 2003. Excluded from our selling and marketing expenses is the excess of cost of equipment sold over equipment revenues which represented 6.8% of our service revenue for the quarter down from 8.1% for the corresponding period last year.

OIBDA increased 25.6% to $84.8 million compared to $67.5 million for the same period last year. OIBDA as a percentage of service revenue decreased to 44.0% compared to 46.5% for the same period last year, consistent with greater costs incurred in acquiring significantly more new subscribers.

Depreciation and amortization increased to $31.6 million for the three months ended December 31, 2004, from $26.5 million for the same period in 2003, due primarily to a higher tangible asset base, $1.8 million in amortization associated with net fair value increments recognized in connection with our minority interest acquisitions described below and write-offs of $1.6 million while their were no write-offs for the same period last year. The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $53.2 million compared to $41.0 million for the same period last year, an increase of 29.8%.

Total third party interest expense amounted to $11.8 million for the three months ended December 31, 2004, compared to $13.6 million in the same period in 2003. Related party interest on the subordinated loans from our sole shareholder amounted to $24.9 million and $15.8 million for the three-month periods ended December 31, 2004 and 2003, respectively. During the three months ended December 31, 2004, we also recorded income of $8.6 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Income tax expense for the quarter increased by $4.8 million to $18.9 million for the three months ended December 31, 2004 compared to the same period in 2003 due to a $13.0 million increase in net income at the MobiFon s.a. level. Net income before minority interest for the three months ended December 31, 2004 was $7.2 million compared to $16.6 million for the same period in 2003. As a result, there was a $3.3 million decrease in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2003. Net income for the three months ended December 31, 2004 decreased to $0.8 million compared to a net income of $6.8 million for the three months ended December 31, 2003.

For the year ended December 31, 2004, service revenues increased 29.6% to $686.3 million compared to $529.5 million for the same period last year, consistent with the 42.4% increase in average number of subscribers partially offset by the lower ARPU. The monthly ARPU for the year ended December 31, 2004, was $12.96 compared to $14.35 for the same period of last year, with the decrease being the result of the addition of more than 1.4 million subscribers during the last 12 months, which was 76.8% higher than the 2003 subscriber net additions. Furthermore, prepaid represented 65.0% of the average subscriber base in 2004 compared to 63.9% in 2003.

For the year 2004 as a whole, cost of services as a percent of service revenue increased to 21.4% from 19.8% in 2003. This increase is primarily a result of higher interconnection costs associated with a higher proportion of traffic terminating on other operators' networks and higher regulatory spectrum fees which are primarily related to the newly introduced universal service fee, $3.4 million of which was booked during 2004. Selling, general and administrative expenses increased from 22.5% of service revenues for 2003 to 23.8% for the year 2004 primarily due to higher selling and marketing expenses in support of the significant customer acquisition activity during the year. Net subscriber additions for the year 2004 as a whole were significantly greater than for the same period last year at 1,453,270 versus 821,834.

OIBDA for the year ended December 31, 2004, increased 22.5% to $344.5 million compared to $281.1 million for the 2003 period. OIBDA as a percentage of service revenue decreased to 50.2% for the year 2004 compared to 53.1% in 2003, consistent with greater costs incurred in acquiring significantly more new subscribers and retaining high value subscribers during the period.

Depreciation and amortization increased to $118.9 million for the year ended December 31, 2004 compared to $110.5 million for the same period in 2003. It includes write-offs in the amounts of $3.7 million and $6.0 million for property, plant and equipment for the year ended December 31, 2004 and December 31, 2003, respectively and, for 2004, also includes $2.7 million in amortization associated with net fair value increments. Operating income rose 32.2% to $225.6 million compared to $170.7 million for the year ended December 31, 2003.

Total third party interest expense amounted to $49.0 million for the year ended December 31, 2004, compared to $38.8 million in the same period in 2003; the $10.2 million increase is solely attributable to interest on Senior Notes issued at Holdings in June 2003. Related party interest on subordinated loans from our sole shareholder amounted to $81.3 million and $53.8 million for the year ended December 31, 2004 and 2003, respectively. During the year ended December 31, 2004, we also recorded income of $27.8 million from our sole shareholder in recognition of benefits it receives by filing a consolidated tax return with us. The benefit relating to the full year 2003, in the amount of $17.0 million, was recognized in the fourth quarter of 2003 upon charging our parent company while in 2004 the charges are being made on a quarterly basis.

Higher net income before taxes for the year ended December 31, 2004 at MobiFon was the primary cause of both a $13.2 million increase in income tax expense and a $7.1 million increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2003. Net income for the year ended December 31, 2004 was $12.9 million compared to $27.0 million for the same period last year. 2003 results included a gain of $19.8 million on the disposal of 9.2% of our interest in MobiFon.

The Romanian government has announced a further reduction in the corporate income tax rate from 19% previously announced to 16% effective January 1, 2005. The Romanian statutory income tax rate was 25% for 2004.

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and twelve month periods ended December 31, 2004, include an expense of $2.0 million and $6.3 million, respectively and other current assets and accrued liabilities as of December 31, 2004 include amounts of $2.5 million and $5.0 million, respectively, related to this program.

Liquidity and Capital Resources

For the fourth quarter of 2004, operating activities provided cash of $79.3 million compared to $50.7 million in the corresponding 2003 period. For the year ended December 31, 2004, operating activities provided cash of $254.0 million compared to $219.8 million in the corresponding 2003 period. On a year-to-date basis, the $63.4 million increase in OIBDA relative to the corresponding 2003 period was partially offset by $30.6 million in interest payments on the Holdings' Senior Notes, which commenced in January, 2004 and by higher income taxes at MobiFon, resulting in the $34.3 million improvement in cash from operating activities.

Investing activities used cash of $27.8 million for the quarter ended December 31, 2004 compared to $24.0 million during the same period in 2003. Our investing activities consisted primarily of the acquisition of property, plant and equipment of $21.9 million and $24.0 million for the three-month periods ended December 31, 2004 and December 31, 2003, respectively. Investing activities for the fourth quarter of 2004 also include the use of $5.8 million in connection with the acquisition of additional interest in MobiFon. For the year ended December 31, 2004, investing activities used cash of $146.7 million compared to $66.2 million for same period in 2003. Acquisitions of property, plant and equipment during the twelve month period ended December 31, 2004 were $135.8 million compared to $107.7 million for the corresponding period last year. Investing activities for the twelve months ended December 31, 2004 also include the use of $10.9 million of cash for the acquisition of additional interests in MobiFon. During the 2003 period, the Company received net proceeds of $41.5 million from the sale of a minority interest in MobiFon.

Financing activities used cash of $38.0 million for the fourth quarter of 2004 and cash of $104.4 million year to date compared to cash used of $4.6 million and $83.1 million for the fourth quarter and twelve months ended December 31, 2003, respectively. The use of cash by financing activities in the twelve months ended December 31, 2004 consisted of $32.6 million partial repayment of parent company indebtedness as permitted under the indenture governing our senior notes, $23.0 million of which was repaid during the fourth quarter, distributions of $39.8 million to minority shareholders of MobiFon, $7.8 million of which was distributed during the fourth quarter, $30.0 million in scheduled repayments of MobiFon's senior credit facility of which $7.5 million was repaid during the fourth quarter, and a payment of $2.3 million in the third quarter of 2004 in connection with the repurchase of some of our 12.5% Senior Notes. During the twelve months ended December 31, 2003, the $83.1 million used by financing activities included $264.8 million in proceeds from debt issuance, $20.0 million of which was received during the fourth quarter less $9.8 million in financing costs incurred, $0.3 million of which was incurred during the fourth quarter, $28.1 million in additions to restricted short-term investments, $54.1 million distributed to minority shareholders of MobiFon, $15.1 million of which was distributed during the fourth quarter and $255.8 million representing a partial repayment of the loan from ClearWave.

Cash, cash equivalents and restricted short-term investments totaled $140.7 million as of December 31, 2004, including $47.6 million at the corporate level, which included $27.8 million in restricted short term investments.

Long-term debt, including current portion, at the end of December 31, 2004 was $493.4 million, comprised of $270.0 million at MobiFon and $223.4 million at Holdings.

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to minority interests. As at December 31, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

On March 17, 2004, we acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon up to an aggregate maximum of $5.2 million, all of which had been paid as of December 31, 2004. As a result of this transaction, our equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, we acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, we acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October, 2004 and the remainder is included with accrued liabilities as of December 31, 2004. As a result, we increased our equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on our behalf, we issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. The aggregate purchase price amounted to $298.5 million. Our existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in our consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of our net assets by $510.3 million which was preliminarily allocated to goodwill in the amount of $502.0 million and $8.3 million to other fair value net increments.

In August 2004, in accordance with the covenants governing the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. Pursuant to this offer, we retired $2.3 million of principal amount of Senior Notes plus accrued interest.

The Romanian Ministry for Communications and Information Technology (MCTI) previously announced a tender process for the so called 3G or UMTS mobile licenses. Four 15 year licenses were on offer for $35 million each. The tender process closed on October, 29, 2004 and the Ministry announced that they had received two bids, one from Orange SA and one from MobiFon. In November 2004, the Romanian government announced that MobiFon and Orange were both successful in their application. As a result, MobiFon will be required to pay a total of $35 million to the Romanian government, of which $10.5 million is payable within 120 days from the date we were notified of the license grant being November 23, 2004 and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honor certain license conditions, including coverage requirements. As of December 31, 2004, we had not yet received license documentation.

As at December 31, 2004, our total indebtedness to TIW and its affiliates amounted to $900.4 million, consisting primarily of subordinated notes. We intend to use available cash surplus at corporate level to reimburse part of these advances and to finance offers to repurchase Senior Notes in accordance with the term of the indenture.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, the acquisition of the aforementioned UMTS license and build out of a related UMTS network as well as for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with more than 6.7 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	As at December 31, 2004	As at December 31, 2003
	(In thousands of U.S. dollars)	[Note 1]

ASSETS

Current assets		
Cash and cash equivalents	$ 112,842	$ 109,989
Short-term investments – restricted	27,844	28,125
Trade debtors	66,536	52,158
Inventories	7,482	6,836
Prepaid expenses	7,123	6,945
Deferred income tax asset	659	1,060
Advance to parent company	10,696	5,196
Other current assets	2,820	1,114
Total current assets	236,002	211,423
Property, plant and equipment *[Note 3]*	446,321	450,629
Licenses	46,586	53,311
Subscribers *[Note 3]*	38,121	—
Goodwill *[Note 3]*	545,094	43,142
Deferred financing and other costs	15,253	17,775
Deferred income tax asset	9,429	—
	$ 1,336,806	$ 776,280

LIABILITIES AND SHAREHOLDER'S DEFICIENCY

Current liabilities		
Accounts payable — trade	23,651	23,843
Accounts payable — TIW Group	1,047	200
Income and value added taxes payable	39,139	21,053
Accrued interest payable	15,287	18,489
Accrued dealers' commissions	15,902	8,438
Other accrued liabilities	27,060	14,451
Deferred revenues	20,223	13,329
Current portion of long-term debt *[Note 7]*	45,000	42,700
Distribution payable to minority interests *[Note 6]*	3,198	—
Total current liabilities	190,507	142,503
Deferred income tax liabilities	14,151	2,660
Long-term debt *[Note 7]*	448,389	490,057
Derivative financial instrument position and other non-current liabilities *[Note 5]*	6,042	2,609
Due to parent and affiliated companies *[Note 3]*	446,740	—
Subordinated loan from parent company	452,571	449,105
Minority interests	56,471	107,534
Total liabilities	1,614,871	1,194,468

SHAREHOLDER'S DEFICIENCY

Share capital		
18,000 of par value shares	16	16
Retained earnings	77,679	64,807
Difference between counterpart given and carrying value of capital transactions with parent company *[Note 3]*	(355,783)	(481,929)
Accumulated other comprehensive loss		
Accumulated changes in fair value of interest rate swaps	23	(1,082)
Total shareholder's deficiency	(278,065)	(418,188)
	$ 1,336,806	$ 776,280

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended December 31,		Twelve months ended December 31,	
	2004	2003	2004	2003
	(in thousands of U.S. dollars)			
REVENUES				
Services	$ 192,929	$ 145,146	$ 686,283	$ 529,520
Equipment	10,153	8,394	37,212	28,531
	203,082	153,540	723,495	558,051
Cost of services	42,052	30,018	146,755	104,714
Cost of equipment	23,346	20,200	69,060	53,301
Selling, general and administrative expenses	52,859	35,793	163,163	118,906
Depreciation and amortization *[Note 2]*	31,611	26,538	118,904	110,458
OPERATING INCOME	53,214	40,991	225,613	170,672
Interest expense — Third party	(11,813)	(13,605)	(48,964)	(38,772)
Interest expense — Related party	(24,881)	(15,761)	(81,276)	(53,801)
Interest and other income	746	427	2,391	1,452
Income tax benefits sold to the parent company *[Note 8]*	8,550	16,987	27,792	16,987
Foreign exchange gain (loss)	271	1,663	(312)	2,747
Gain on disposal of investment	—	—	—	19,821
Income before income taxes and minority interests	26,087	30,702	125,244	119,106
Income taxes	18,892	14,125	63,147	49,910
Income before minority interests	7,195	16,577	62,097	69,196
Minority interests	(6,417)	(9,744)	(49,225)	(42,155)
Net income	778	6,833	12,872	27,041
Change in fair value of interest rate swaps	584	598	1,105	644
Comprehensive income	$ 1,362	$ 7,431	$ 13,977	$ 27,685

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2004	2003	2004	2003
	(In thousands of U.S. dollars)			
OPERATING ACTIVITIES				
Net income	$ 778	$ 6,833	$ 12,872	$ 27,041
Adjustments to reconcile net income to cash provided by operating activities				
Depreciation and amortization	31,611	26,538	118,904	110,458
Accreted interest on subordinated loans from parent company	24,881	15,761	81,276	53,801
Income tax benefits sold to the parent company	(8,550)	(16,987)	(27,792)	(16,987)
Minority interests	6,417	9,744	49,225	42,155
Gain on disposal of investment	—	—	—	(19,821)
Other non-cash items	2,407	1,065	2,638	2,078
Changes in operating assets and liabilities	21,789	7,727	16,901	21,033
Cash provided by operating activities	79,333	50,681	254,024	219,758
INVESTING ACTIVITIES				
Acquisitions of property, plant and equipment	(21,945)	(23,974)	(135,822)	(107,707)
Increase in ownership of subsidiaries	(5,832)	—	(10,926)	—
Net proceeds from the sale of subsidiary shares	—	—	—	41,500
Cash used in investing activities	(27,777)	(23,974)	(146,748)	(66,207)
FINANCING ACTIVITIES				
Repayment of parent company indebtedness	(22,978)	—	(32,616)	(255,818)
Subsidiary's distributions paid to minority interests *[Note 6]*	(7,770)	(15,086)	(39,838)	(54,105)
Proceeds from issue of long-term debt	—	20,000	—	264,794
Repayment of long-term debt	(7,500)	—	(32,250)	—
Deferred financing costs	—	(305)	—	(9,847)
Additions to (releases of) short-term investments - restricted	281	—	281	(28,125)
Cash provided by (used in) financing activities	(37,967)	4,609	(104,423)	(83,101)
Net change in cash and cash equivalents	13,589	31,316	2,853	70,450
Cash and cash equivalents, beginning of period	99,253	78,673	109,989	39,539
Cash and cash equivalents, end of period	$ 112,842	$ 109,989	$ 112,842	$ 109,989

See accompanying notes

MOBIFON HOLDINGS B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S DEFICIENCY (UNAUDITED)

	Share Capital	Difference between counterpart given and carrying value of capital transactions with parent company	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Deficiency
			(In thousands of U.S. dollars)		
Balance as at December 31, 2002	$ 16	$ (481,929)	$ 37,766	$ (1,726)	$ (445,873)
Comprehensive income.......	—	—	27,041	644	27,685
Balance as at December 31, 2003	$ 16	$ (481,929)	$ 64,807	$ (1,082)	$ (418,188)
Effect of push-down accounting *[Note 3]*	—	126,146	—	—	126,146
Comprehensive income.......	—	—	12,872	1,105	13,977
Balance as at December 31, 2004	$ 16	$ (355,783)	$ 77,679	$ 23	$ (278,065)

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2004

Note 1 Description of Business and Basis of Presentation

MobiFon Holdings B.V. (the "Company") develops and operates a wireless telecommunication network in Romania through its operating subsidiary MobiFon S.A. ("MobiFon"). The Company is a wholly-owned subsidiary of ClearWave N.V. ("ClearWave") and an indirect subsidiary of Telesystem International Wireless Inc. ("TIW").

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP. These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the 2003 annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2003 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company's operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. Accordingly, one quarter's operating results are not necessarily indicative of what a subsequent quarter's operating results will be. In particular, this seasonality generally results in usage in the first quarter tending to be lower than in the rest of the year. Also in the first quarter, new customer acquisitions tend to be low which can result in reduced costs. Seasonal fluctuations also typically occur in the third quarter of each year because of higher usage and more roaming, as a result of the summer holidays, which results in higher network revenue and operating profit. Furthermore, the fourth quarter typically has the largest number of subscriber additions and associated subscriber acquisition and activation-related expenses, including marketing and promotional expenditures, which results in lower operating profits.

The Company expects to have future capital requirements, particularly in relation to the expansion and the addition of capacity to its cellular network, for the purchase of a UMTS license as described in Note 9, and the buildout of a related UMTS network and for the servicing of its debt. The Company intends to finance such future capital requirements mainly from cash and cash equivalents on hand, short-term investments and cash flows from operating activities.

Note 2 Property, Plant and Equipment

Depreciation and amortization includes write-offs in the amounts of $1.6 million and NIL for property, plant and equipment for the three months ended December 31, 2004 and December 31, 2003, respectively and $3.7 million and $6.0 million for the twelve months ended December 31, 2004 and December 31, 2003, respectively.

Note 3 Acquisition of MobiFon's Equity Interest and Pushdown Accounting

On March 17, 2004, the Company acquired, from a minority shareholder, 5.9% of MobiFon in consideration for the issuance by TIW of 13 million of TIW's common shares. Pursuant to the terms of the sale, the selling shareholder had the right to receive 5.9% of the dividends to be paid in 2004 by MobiFon (see Note 6) up to an aggregate maximum of $5.2 million, all of which was paid as of December 31, 2004.   As a result of this transaction, the Company's equity interest in MobiFon increased from 57.7% to 63.5%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $138.7 million and bearing interest at 10% per annum to TIW which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. Interest expense in the amount of $10.7 million has been incurred during the year ended December 31, 2004 and is included in amounts due to parent and affiliated companies. The aggregate purchase price for the MobiFon interest acquired was $143.9 million.

On September 15, 2004, the Company acquired 15.46% of MobiFon from certain minority shareholders for a combination of cash and TIW's common shares. Under the terms of the agreement, the Company acquired 25.2 million shares of MobiFon in exchange for the issuance by TIW of 28.4 million common shares and an additional 4.2 million shares of MobiFon for $36.6 million in cash paid by TIW. Pursuant to the terms of the sale, the selling shareholders had the right to receive up to Lei 260.2 billion ($7.9 million) of the dividends declared in March 2004 but unpaid as of September 15, 2004 of which $5.7 million was paid in October 2004 and the remaining unpaid amount is included with accrued liabilities as of December 31, 2004. As a result, the Company increased its ultimate equity interest in MobiFon from 63.5% to 79.0%. In consideration for the payment by TIW for the MobiFon shares on behalf of the Company, the Company issued subordinated debt amounting to $290.6 million and bearing interest at 10% per annum to TIW, which was assigned to ClearWave. The subordinated debt is payable on demand and no later than December 31, 2013 but is subject to the terms of the senior notes indenture; the Company also has the option for early repayment. Interest expense in the amount of $8.6 million has been incurred during the year ended December 31, 2004 and is included in amounts due to parent and affiliated companies. The aggregate purchase price amounted to $298.5 million. The Company's existing interest in MobiFon, prior to this and to the March 17, 2004 acquisition, was reflected in its consolidated financial statements on a consolidated basis. One of the significant shareholders of TIW had an ultimate equity interest of 28.2% in one of the selling shareholders from whom we acquired 14.4% of MobiFon.

Under the rules and regulations adopted by the United States Securities and Exchange Commission, purchase transactions that result in an entity becoming a substantially wholly owned subsidiary establish a new basis of accounting for the entity purchased and its assets and liabilities. As a result of TIW's acquisition of 13.1% of the Company's parent company, ClearWave, during the period, the Company must record in its consolidated financial statements the amounts of any goodwill and other net fair value adjustments, relating to the Company as were recorded on the consolidated financial statements of TIW and ClearWave. As this acquisition was financed principally by TIW by issuing its own shares from treasury, the corresponding adjustment for the goodwill and other net fair value adjustments recorded of $126.1 million was an increase to invested capital thereby reducing the difference between counterpart given and carrying value of capital transactions with parent company from $481.9 million to $355.8 million.

The acquisition of the 5.9% and 15.46% interests in MobiFon and TIW's acquisition of a 13.1% interest in ClearWave were accounted for using the purchase method whereby their aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management's best estimate. The aggregate purchase price for the above transactions as well as the acquisition of 1.2% of ClearWave by TIW, which occurred in the fourth quarter of 2003, exceeded the carrying value of net assets of the Company by $510.3 million. Such excess has been preliminarily allocated as follows:

Decrement of property plant and equipment	(24,500)
Increment of subscriber relationships	43,100
Increment of long term debt	(5,822)
Related deferred tax	(4,408)
Goodwill	501,952
TOTAL	**510,322**

The subscriber relationships will be amortized using the straight-line method over a period of 4 years.

Note 4 MobiFon Loyalty Program

During the first quarter of 2004, MobiFon implemented a loyalty points program. Postpaid customers are awarded points, based on their total bill, which can be redeemed for handsets or airtime services. The Company recorded an expense for the ultimate expected incremental cost of the redemption of such awards with the exception of that portion of such awards which is expected to be used to purchase handsets subsidized by the Company in conjunction with the signing of a 12 month contract. The cost of points expected to be redeemed in this manner have been deferred until such time as the handset sale and related redemption takes place. As a result, operating income for the three and twelve month periods ended December 31, 2004, include an expense of $2.0 million and $6.3 million, respectively and other current assets and accrued liabilities as of December 31, 2004 include amounts of $2.5 million and $5.0 million, respectively, related to this program.

The ultimate points to be redeemed and the expected manner of redemption are estimated based on many factors, including the average percentage of customers who remain with the Company for more than one year and redemption patterns to date. The balance sheet liability for unredeemed points will be adjusted over time, based on actual redemption and the cost experience with respect to such redemptions.

Note 5 Sale and Lease Back Financing – MobiFon

On January 30, 2004, MobiFon sold for $2.9 million its option to buy the shares of a company whose only asset consisted of a building which was the object of a sale and leaseback financing and accounted for as capital leases with a net book value of $10.9 million included in property, plant and equipment and a related obligation under capital lease of $12.7 million as at December 31, 2003. In addition, MobiFon entered into an operating lease agreement for these properties with total minimum future lease payments amounting to $14.4 million over a six-year period. The agreement became effective July 4, 2004 and MobiFon has the option to prolong the lease for another 6 years. The gain from the sale of the option and the gain originating from the difference in the carrying value of the assets and obligations under capital lease, which aggregate to $4.7 million, have been deferred and are being amortized over the term of the new lease.

Note 6 Dividends to Minority Interests

On March 25, 2004, the shareholders of MobiFon approved dividends amounting to Lei 4.6 trillion ($138.0 million). The dividends do not become payable to shareholders until conditions for shareholder distributions are met under MobiFon's senior loan agreements. In April, July and October 2004, an aggregate of $39.8 million of such dividends were distributed to minority interests. As at December 31, 2004, the amount payable to minority interests based on the conditions of such loan agreements, was $3.2 million and is included with current liabilities.

Note 7 Excess Cash Flow Offer

In August 2004, in accordance with the terms of the Company's 12.5% Senior Notes, the Company made an offer to acquire up to $15.6 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued and unpaid interest. In connection with this offering, the Company repurchased $2.3 million in principal of the 12.5% Senior Notes in September 2004. As a result, the Company recognized an additional financing charge of $0.1 million representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs. In future periods, the Company will account for the additional financial charges representing the proportionate share of the unamortized issuance discount as well as acceleration in the amortization of related deferred financing costs, based on the principal amount tenderable over the total debt outstanding, when such future tenders are likely to occur.

Note 8 Income Tax Benefits Sold to the Parent Company

The Company files a consolidated tax return with ClearWave, and concurrent with the June 2003 amendment of the loan payable to the parent company, it was agreed that the Company will charge ClearWave for the tax benefits they receive from the use of the Company's interest expense. The charge relating to 2003 in the amount of $17.0 million was made only in the fourth quarter of 2003; in 2004 the charge is being made on a quarterly basis.

Note 9 Romanian UMTS License

In November 2004, the Romanian government advised MobiFon that it was successful in its application for a UMTS license in Romania. As a result, MobiFon will be required to pay a total of $35 million to the Romanian Government, of which $10.5 million will be payable within 120 days from the date the Company was notified of the license grant, being November 23, 2004, and the remainder in five annual installments of $4.9 million, commencing in 2006. MobiFon will also be required to honour certain license conditions, including coverage requirements. The license has an initial term of 15 years with the option to renew for an additional 10 years. As of December 31, 2004, MobiFon had not yet received license documentation. Upon receipt of such documentation, a liability and corresponding asset will be recorded.

Note 10 Comparative figures

Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.